EXECUTION COPY

The Bank of Nova Scotia Scotia Plaza 40 King Street West Box 4085, Station “A” Toronto, Ontario Canada M5W 2X6
February 27, 2009

Canwest Media Inc.
201 Portage Avenue
CanWest Global Place
31st Floor
Winnipeg, Manitoba
R3B 3L7

Attention:	John Maguire, Chief Financial Officer

Re:    Lending Arrangements

We refer to the Credit Agreement dated as of 13 October 2005 between Canwest Media Inc. as Borrower (the ‘‘Borrower’’), the Guarantors party thereto from time to time as Guarantors (collectively, the “Guarantors”), the Lenders party thereto from time to time as Lenders (collectively, the “Lenders”) and The Bank of Nova Scotia, in its capacity as Administrative Agent (the “Administrative Agent”), as amended from time to time to the date hereof (the “Credit Agreement”). All capitalized terms not defined herein shall have the meaning given to them in the Credit Agreement.

Section 7.1(1) of the Credit Agreement provides, among other things, that the Borrower shall at all times during the period from 1 March 2009 to 31 May 2009 maintain a Total Leverage Ratio of not greater than 6.50 to 1.00.

Section 7.1(2) of the Credit Agreement provides, among other things, that the Borrower shall at all times during the time period 31 August 2008 and thereafter maintain a Senior Secured Leverage Ratio of not greater than 2.00 to 1.00.

Section 7.1(3) of the Credit Agreement provides, among other things, that the Borrower shall at all times during the time period 1 March 2009 to 27 February 2010 maintain an Interest Coverage Ratio of not less than 1.50 to 1.00.

The Borrower has advised the Administrative Agent that (i) the Total Leverage Ratio and the Senior Secured Leverage Ratio exceed the applicable maximum ratios set forth above, and (ii) the Interest Coverage Ratio is less than the minimum ratio set forth above.

The Borrower has requested that the Lenders provide a temporary waiver until March 11, 2009 of (i) the Events of Default that arise as a result of the breaches described above, and (ii) the requirement, if any, that the Borrower deliver written notice in the form of Schedule A to the Credit Agreement in respect of any Advance made under the Swingline Availability and agree that the Borrower shall not be deemed to have delivered any such written notice in respect of any Advance under the Swingline Availability. The Borrower, on behalf of itself and the Guarantors, has consented to the retention by legal counsel to the Administrative Agent of Ernst & Young Inc. as a financial advisor.

This is to confirm that the Borrower, the Guarantors and the Administrative Agent on behalf of the Lenders (acting with the prior consent of the Required Lenders) have agreed as follows:

(a)	Section 2.1(1) of the Credit Agreement is hereby amended as of the date hereof by replacing $300,000,000 with $112,000,000.

(b)
Section 2.5(1) of the Credit Agreement is hereby amended as of the date hereof by deleting Subsections 2.5(1)(b) and 2.5(1)(d), provided however that any amounts that would have otherwise permanently reduced the Credit pursuant to Subsections 2.5(1)(b) and 2.5(1)(d) but for the amendments in the above paragraph (a) and this paragraph (b) will be applied to the Advances outstanding under the Credit and will temporarily reduce the amount of the Credit by such amounts unless otherwise agreed by the Administrative Agent with the consent of the Required Lenders.

(c)
The Borrower has committed that during the period up to and including March 11, 2009 the Borrower (i) will make no expenditures that vary in any material respect from the Weekly Cash Flow Forecast attached as Schedule “A” hereto, and (ii) will not seek Advances other than to fund such expenditures, and any breach of this commitment shall entitle the Required Lenders to declare an immediate Event of Default.

(d)
The Borrower has committed that during the period up to and including March 11, 2009 in the event that any existing Swap Transaction to which the Borrower is a party is terminated, any payments received by the Borrower on account of or in connection with such termination shall be applied to repay any Loans outstanding under the Credit.

(e)
Section 2.6(1) of the Credit Agreement is hereby amended as of the date hereof so as to provide that if the Total Leverage Ratio is greater than 6.50 to 1, interest rates, Banker’s Acceptance Fees and Standby Fees are as follows:

Applicable Margin for Prime Rate Advances and Base Rate Advances	BA Fees, L/C Commissions and Applicable Margin for LIBOR Advances (% per annum)	Standby Fee (% per annum)
6.75%	7.75%	2.00%

(f)
For the purposes of Section 2.6(2) of the Credit Agreement only, the Borrower is deemed to have delivered a Compliance Certificate as of February 28, 2009 to the effect that the Total Leverage Ratio is greater than 6.50 to 1 and the interest rates, Banker’s Acceptance Fees and Standby Fees shall be adjusted accordingly as of March 1, 2009.

(g)	Section 10.10(1) of the Credit Agreement is hereby amended as of the date hereof by replacing 2.0% and 2% with 8.75%.

The Administrative Agent on behalf of the Lenders (acting with the prior consent of the Required Lenders) hereby waives until March 11, 2009 (i) the Events of Default that arise as a result of the breaches described above, and (ii) the requirement, if any, that the Borrower deliver written notice in the form of Schedule A to the Credit Agreement in respect of any Advance made under the Swingline Availability and agrees that the Borrower shall not be deemed to have delivered any such written notice in respect of any Advance under the Swingline Availability.

The Borrower and Guarantors acknowledge and agree that:

(a)
Unless a further written waiver is provided in accordance with the terms of the Credit Agreement, the above waiver will terminate on March 11, 2009 and therefore on March 12, 2009 (i) there will be a breach of the financial covenants set forth in Sections 7.1(1), 7.1(2) and 7.1(3) of the Credit Agreement, (ii) the Borrower and the Guarantors will not be in a position to cure such breach, and (iii) there will occur an immediate Event of Default, all without any requirement for further action on the part of the Administrative Agent or the Lenders.

(b)
The above waiver is given solely for the purpose of waiving the Events of Default that will result from the breaches of the provisions of Sections 7.1(1), 7.1(2) and 7.1(3) of the Credit Agreement on or before March 11, 2009 and shall not constitute a waiver of (i) any other term or provision of the Credit Agreement, or (ii) any other Default or Event of Default (whether known or unknown). The Lenders reserve all of their rights and remedies at any time and from time to time in connection with any other Defaults or Events of Default now existing or hereafter arising, and whether known or unknown.

(c)
The Credit Agreement has not been amended or modified except as contemplated herein, and the Credit Agreement and the other Loan Documents remain in full force and effect and continue to be enforceable against the Borrower and each of the Guarantors.

[Continued on Next Page]

The above waiver is subject to the condition precedent that a fully executed copy of this letter signed by the Borrower and all of the Guarantors (other than the Guarantors listed on Schedule “B” hereto) shall be provided to the Administrative Agent by not later than 5:00 p.m. (Toronto Time) on February 27, 2009. The Borrower agrees that it shall cause the Guarantors listed on Schedule “B” to deliver a fully executed copy to the Administrative Agent by not later than 5:00 p.m. (Toronto Time) on March 3, 2009, failing which an immediate Event of Default will occur without any requirement for further action on the part of the Administrative Agent or the Lenders.

Yours truly,

THE BANK OF NOVA SCOTIA, as Administrative Agent on behalf of the Lenders
Per:	/s/ R. M. Miret
Name: R. M. Miret
Title: Managing Director
Per:	/s/ Bradley Walker
Name: Bradley Walker
Title: Associate Director

[Additional Signature Pages Follow]

SCHEDULE “A”

WEEKLY CASH FLOW FORECAST

See attached.

Canwest has redacted the weekly cash flow forecast, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE “B”

GUARANTORS

Canwest International Communications Inc.

Canwest Irish Holdings (Barbados) Inc.

Canwest International Management Inc.